June 22, 2012

VIA EDGAR

Ms. Christina Chalk, Esq.

Senior Special Counsel

Office of Mergers & Acquisitions

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549-0303

Re:          Patni Computer Systems Limited

Schedule 14D-9

Filed:  May 30, 2012

Dear Ms. Chalk:

On behalf of our client, Patni Computer Systems Limited (“Patni” or the “Company”), we have set forth below the responses of Patni to the comments of the Staff contained in your letter dated June 11, 2012.  For ease of reference, the text of each of the Staff’s comments is set forth in full in this letter in italics with the Company’s response immediately following each italicized comment.  Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9, dated May 30, 2012 (the “Schedule 14D-9”).  Patni has filed today Amendment No. 1 to the Schedule 14D-9 to reflect Patni’s responses to the comments of the Staff, as set forth herein.  All page references in the following responses correspond to the page numbers in the Schedule 14D-9.

Schedule 14D-9

1.             Tell us whether and how this disclosure document was disseminated to shareholders.

Response:

Please be advised that the Schedule 14D-9 (other than its exhibits) was mailed to the shareholders and the ADS holders at the same time as the Schedule TO.

Item 2.  Identity and Background of the Filing Person

2.             Refer to the disclosure in the first full paragraph on page 3 of the filing.  While you may include caveats about the source of some of the information in the disclosure document, it is inappropriate for a filing person to disclaim all responsibility for certain information appearing in its filing.  Please revise.

Response:

The first full paragraph on page 3 of the Schedule 14D-9 is deleted and replaced by:

“Information included in this Schedule 14D-9 regarding iGate and the Promoters was provided by iGate and the Promoters, and Patni does not warrant the accuracy of that information. However, Patni has no knowledge that would indicate that any such information is untrue or incomplete in any material respect.”

Item 4.  The Solicitation or Recommendation

Solicitation or Recommendation, page 5

3.             The fairness determination as to procedural and substantive fairness of the transaction to unaffiliated shareholders must be made on behalf of Patni as a whole, rather than only its independent non-interested directors.  Please revise.  Since this offer is being conducted in accordance with Indian law and practice, we are less familiar with the format of the offer materials and the dissemination practices utilized.  In your response letter, tell us which documents included in your EDGAR filing were or will be disseminated to shareholders and how they were or will be disseminated.  Provide the same information as to any amended materials filed in response to these comments or otherwise.

Response:

Patni advises the Staff that the following disclosure is provided in Amendment No. 1 to the Schedule 14D-9 that will be disseminated to shareholders and ADS holders:

The caption “Patni’s Position Regarding Substantive Fairness of the Discovered Price in the Delisting Offer” at page 9 of the Schedule 14D-9 is revised to read:

“Patni’s Position Regarding Substantive Fairness of the Delisting Offer”

The first sentence under the above revised caption at page 9 of the Schedule 14D-9 is hereby revised in its entirety to read:

“The Independent Directors have concluded that the Delisting Offer, including the Discovered Price offered to the shareholders in the Delisting Offer, is substantively fair to the unaffiliated minority holders of Patni’s Common Stock and ADSs based on the factors listed below.”

The first sentence of the third full paragraph on page 10 of the Schedule 14D-9 is hereby revised in its entirety to read:

“In addition to the foregoing factors that support the Independent Directors’ belief that the Delisting Offer, including the Discovered Price offered to shareholders in the Delisting Offer, is substantively fair to the unaffiliated minority holders of Patni’s Common Stock and ADSs, the Independent Directors also considered the following factors that might adversely affect this conclusion.”

The first three paragraphs on page 11 of the Schedule 14D-9 are hereby revised in their entirety to read:

“After having given these negative factors due consideration, the Independent Directors concluded that neither of these factors, alone or in the aggregate, is significant enough to outweigh the other factors described above on which the Independent Directors based their determination that the Delisting Offer, including the Discovered Price offered to shareholders in the Delisting Offer, is substantively fair to the Company’s unaffiliated minority shareholders.”

“In reaching the conclusion that the Delisting Offer and the Discovered Price being offered in the Subsequent Offering Period are substantively fair to the unaffiliated shareholders, the Independent Directors considered all of these factors above as a whole, and did not quantify or assign any relative weight to the factors considered.”

“The Independent Directors have not considered any factors, other than as stated above, regarding the substantive fairness of the Delisting Offer, and it is the Independent Directors’ view that the factors considered provide a reasonable basis to form their belief.”

With regard to the Staff’s request as to which documents were disseminated to shareholders, please be advised that the Schedule 14D-9 (other than its exhibits) was mailed to the shareholders and ADS holders at the same time as the Schedule TO.  The revisions to the Schedule 14D-9 that are proposed to be made are included in Amendment No. 1 to the Schedule 14D-9 and will be disseminated to Patni’s shareholders and ADS holders.

The following new paragraphs are hereby added at the end of the section “Patni’s Position Regarding Substantive Fairness of the Delisting Offer” on page 11 of the Schedule 14D-9:

“The Board, based upon the unanimous determination of the Independent Directors, has determined that the Delisting Proposal is procedurally fair to the unaffiliated minority holders of Patni’s shares of Common Stock and ADSs and that the Delisting Offer, including the Discovered Price, is substantively fair to the unaffiliated minority holders of Patni’s Common Stock and ADSs.  In reaching this determination, the Board considered and adopted the analysis, conclusions and unanimous determination of the Independent Directors that the Delisting Proposal and the Delisting Offer were fair, both procedurally and substantively, to the unaffiliated minority holders of Patni’s shares of Common Stock and ADSs.”

“In addition to the factors listed above that support the Independent Directors’ conclusion that the Delisting Offer is substantively fair to the unaffiliated minority shareholders, a shareholder considering whether or not to tender into the Subsequent Offering Period should consider the following additional information.”

“The Discovered Price of Rs. 520 per share is a 45.7% premium over the floor price for the Delisting Offer of Rs. 356.74 per share that was disclosed in the Delisting Offer.  Specifically, the floor price of the Delisting Offer was calculated based on the higher of the average of the weekly high and low of the closing prices of the shares of Patni during (a) the 26 weeks and (b) the two weeks, in each case, preceding the date on which the stock exchanges were notified of the Patni board meeting at which the Delisting Proposal was considered.  The Discovered Price of Rs. 520 per share also is a 43.8% premium over the closing price of the ADSs on November 9, 2011, the trading day immediately prior to the date the Promoters delivered to the Patni Board the Delisting Proposal Notice of the Patni ADSs on the NYSE, a 45% premium over the closing price of the Patni shares on the Bombay Stock Exchange and a 44.7% premium over the closing price of the Patni shares on the National Stock Exchange of India Limited.  In addition, the following table illustrates the premium percentage over the 30-60-90-trading day volume weighted average price of the Patni shares on the Bombay Stock Exchange:

30 trading day volume weighted average price prior to November 10, 2011	65.0%
60 trading day volume weighted average price prior to November 10, 2011	74.4%
90 trading day volume weighted average price prior to November 10, 2011	68.6%”

“Finally, the Discovered Price is a 90.5% premium over the net book value of the Patni Common Stock as of December 31, 2011.”

“The Independent Directors also were aware that the Discovered Price of Rs. 520 per share is greater than the price per share of Rs. 503.5 that the Promoters paid in January 2011 to acquire their majority stake in Patni.”

The paragraph on page 11 of the Schedule 14D-9 under the caption “Recommendation of the Independent Directors of Patni to Tender” is hereby revised in its entirety to read:

“On April 20, 2012, the Independent Directors of Patni’s Board considered the fairness of the Delisting Offer and the Discovered Price being offered during the Subsequent Offering Period and determined that the Delisting Offer and the Discovered Price are fair to the unaffiliated shareholders and holders of ADSs.  The Independent Directors recommend that a shareholder tender his, her or its shares of Common Stock to the Acquirer.”

Patni’s Position Regarding Procedural Fairness of the Delisting Proposal, page 5

4.             Explain why Patni believes the Delisting Offer is procedurally fair in the absence of the safeguards set forth in Item 1014(c), (d) and (e).

Response:

Patni believes that the Delisting Offer is procedurally fair to the unaffiliated shareholders for the reasons set forth on pages 5 through 10 of the Schedule 14D-9.  Patni further believes that the Delisting Regulations of the Securities and Exchange Board of India that were followed by Patni contain procedural safeguards similar to the procedural safeguards listed in Item 1014(c), (d) and (e).

Specifically, under the Delisting Regulations, once a company (or in Patni’s case, the Independent Directors) determines that a delisting proposal is in the best interest of the company, its minority shareholders, its employees and its other stakeholders, the company must submit the proposed delisting proposal to its shareholders for their consideration.  The shareholder vote to approve the delisting proposal includes both a three-fourths vote of the shares voted on the proposal, plus a requirement that the delisting proposal can only be acted upon if the votes cast by the “public shareholders” (a defined term under the Delisting Regulations that excludes iGate and the Promoters) in favor of the proposal is at least two times the number of votes cast by the “public shareholders” against the proposal.  Accordingly, under the Delisting Regulations, the Delisting Offer can only be made if the unaffiliated shareholders, by a 2 to 1 vote, approve the making of the offer.  As the Schedule 14D-9 states, the necessary shareholder approval of the Delisting Proposal was received by Patni on January 10, 2012.

Second, as described in greater detail in the Schedule TO, the price to be paid to shareholders who tender their Shares into the Delisting Offer is based upon a “price discovery mechanism” mandated by the Delisting Regulations.  Under the “price discovery mechanism,” shareholders who are interested in tendering their Shares to the bidder submit their tender of Shares with a “bid”; that is, the price at which the shareholder would be willing to sell his, her or its Shares to the bidder.  This is a pricing mechanism similar to a modified Dutch Auction Issuer Tender Offer under Rule 13e-4.  The ultimate purchase price (i.e., the Discovered Price under the Delisting Regulations) is the price at which the largest number of Shares are tendered.  As a result of the Delisting Regulations procedures, there was no negotiation of price between the bidder and the Patni Board.  Rather, under the Delisting Regulations, the purchase price in the Delisting Offer is established solely by the unaffiliated shareholders.

Finally, and as the Schedule 14D-9 describes, both the Delisting Proposal and the Delisting Offer were approved by the Independent Directors of the Patni Board, and it was based upon their determination that the Delisting Proposal was permitted to proceed.

To explain this information to the Patni shareholders, the following disclosure is included in Amendment No. 1 to the Schedule 14D-9.

The following new section is added on page 11 of the Schedule 14D-9 immediately before the captioned section “Recommendation of the Independent Directors of Patni to Tender.”

“Patni’s Position Regarding the Procedural Fairness of the Delisting Offer”

“Patni believes that the Delisting Offer is procedurally fair to the unaffiliated shareholders for the reasons stated above under the caption “Patni’s Position Regarding Procedural Fairness of the Delisting Proposal.”  Patni further believes that the Delisting Regulations of the Securities and Exchange Board of India that were followed by Patni contain a number of procedural safeguards which are designed to establish a “fair price.” ”

“As disclosed above, once the Board received the Delisting Proposal Notice from iGate, the Board met and the Independent Directors determined, based upon the factors discussed above, that the Delisting Proposal was in the best interest of the Company, its minority shareholders, its employees and its other stakeholders.  The Company then submitted the Delisting Proposal to its shareholders for their consideration.  The shareholder vote to approve the Delisting Proposal included both a three-fourths vote of the Shares voted on the proposal, plus a requirement that the Delisting Proposal could only be acted upon if the votes cast by the “public shareholders” (a defined term under the Delisting Regulations that excludes iGate and the Promoters) in favor of the proposal is at least two times the number of votes cast by the “public shareholders” against the proposal.  Under the Delisting Regulations, therefore, the Delisting Offer can only be made if the unaffiliated shareholders, by a 2 to 1 vote, approve the making of the offer.  As noted above, the necessary shareholder approval of the Delisting Proposal was received by Patni on January 10, 2012.”

“Additionally, and as described in greater detail in the Schedule TO, the price to be paid to shareholders who tender their Shares into the Delisting Offer is based upon a “price discovery mechanism” mandated by the Delisting Regulations.  Under the “price discovery mechanism,” shareholders who are interested in tendering their Shares to the bidder submit their tender of Shares with a “bid”; that is, the price at which the shareholder would be willing to sell his, her or its Shares to the bidder.  The ultimate purchase price (i.e., the Discovered Price under the Delisting Regulations) is the price at which the largest number of Shares are tendered.  As a result of the Delisting Regulations procedures, there was no negotiation of price between the Acquirer and the Patni Board, but the Patni Board believes that these safeguards also support the determination that the Delisting Offer is procedurally fair.”

Summary of the Oral Presentation made by PW & Co. at the Patni Board Meeting on November 16, 2011, page 7

5.             We note the disclosure that Patni engaged PW & Co. as a financial advisor to evaluate the benefits and detriments of the proposed transaction to Patni, its employees and its minority shareholders.  Please indicate whether PW & Co. provided any written materials within the meaning of Item 1015 of Regulation M-A in connection with its role in this transaction.  This would include “board books” or other presentation materials, in addition to more formal reports.  If so, such materials must be filed as an exhibit to the Schedules 14D-9 and 13E-3.

Response:

Patni advises the Staff that PW & Co. did not provide the Board of Patni with any written materials, either before or after its oral presentation on November 16, 2011, relating to the PW & Co. analysis of the benefits and detriments of the Delisting Proposal.

6.             The disclosure on page 32 states that PW & Co. “concluded by stating that in their view the delisting was (a) in the best interests of minority shareholders…”  Expand the summary of PW & Co.’s opinion to explain the reasons for this belief.

Response:

In response to the Staff’s comment, Patni advises the Staff that the following disclosure is provided in Amendment No. 1 to the Schedule 14D-9 under the caption “Delisting” at page 8 of the Schedule 14D-9.

“The open offer made by the Promoters in January 2011 at the time of their acquisition of the equity shares of Patni, under the SEBI takeover regulations, was over-subscribed.  This reflected an interest of many of the Public Shareholders to exit from the Shares of Patni, at a fair price.  The delisting process was expected to offer this opportunity to the shareholders considering the following:

•                                          As required by the applicable regulations of the SEBI, the pricing of the Delisting Offer would be determined by the shareholders themselves through a Reverse Book Building Process, where the final price is determined on the basis of how shareholders bid; and

•                                          PW & Co. also noted that the minority shareholders often received a premium to market value in delistings and, therefore, a delisting pursuant to the Delisting Regulations typically provided minority shareholders with a better exit opportunity even compared to mergers (as in mergers, share values are often based on the fair value of the two companies in consideration).  Specifically, PW & Co. advised the Board that in the six successful recent delistings that PW & Co. had reviewed, the premium to market ranged from 8% to 87%.”

“Considering the above, delisting was likely to provide the minority shareholders an opportunity to exit at a fair price, higher than the prevailing share prices.  Considering that many of the minority shareholders had already expressed their interest to exit through over-subscription to the earlier open offer, it was assessed by PW & Co. that delisting was in the best interest of the minority shareholders.”

7.             Explain in greater detail why the merger with the Promoters’ parent entity was not considered a viable option for the company.

Response:

In response to the Staff’s comment, Patni advises the Staff that the following disclosure is provided in Amendment No. 1 to the Schedule 14D-9 under the caption “Merger of the Promoter Parent and Patni” at page 7 of the Schedule 14D-9.

“Under the Companies Act, 1956, cross border mergers are permissible only in instances where the surviving entity is the Indian company.  In other words, a merger wherein Patni merges into iGate Corporation and ceases to exist as a separate legal entity is not permitted under Indian law.  It is for this reason that the merger of Patni into iGate Corporation was not considered a viable option.”

8.             Clearly explain why Patni did not ask PW & Co. to evaluate a fair price or range of prices for Patni shares.  How does the fact that Discovered Price was set by shareholders automatically lead to the conclusion that it is fair, in the board’s view?

Response:

As described in greater detail in the Schedule TO, the rules and procedures for a Delisting Offer of the type utilized by iGate and its affiliates in the tender offer are set forth in the Delisting Regulations of the Securities and Exchange Board of India.  Under these regulations, the first step in a Delisting Offer is for a shareholder to submit a proposal to the board of directors of the target company for its consideration.  Under the general corporate law of India, the board’s fiduciary duties when presented with the delisting proposal consist of determining whether the proposal is in the best interest of the company, its minority shareholders, its employees and its other stakeholders.  After due consideration of the delisting proposal, the board may approve such proposal and, if approved, the board is then required to submit the proposed delisting offer to its shareholders for their consideration.  The delisting proposal can only be acted upon if the votes cast by the “public shareholders” (a defined term under the Delisting Regulations that excludes iGate and its affiliates) in favor of the proposal is at least two times the number of votes cast by the public shareholders against the proposal.  The Independent Directors of Patni retained PW & Co. to assist the Independent Directors in their determination as to whether the Delisting Proposal, that had been submitted by iGate, was in the best interest of Patni, its minority shareholders and its other stakeholders and should be submitted to Patni’s shareholders for their consideration.  The Independent Directors recognized in their deliberations that their role in considering the Delisting Proposal was to protect the interests of the minority shareholders and the Patni employees.

PW & Co. was not asked to evaluate what a “fair” price or range of prices were for Patni’s Common Stock because the pricing mechanism, under the Delisting Regulation, is determined by the bidding of the Patni shareholders through the reverse book building price discovery method.  The Independent Directors understood that the price discovery method was itself designed to establish a “fair price.”  Under such reverse book building process, each of the public shareholders of the Company specifies the number of shares that they would tender, and the price at which they would tender such shares under the delisting process, and the final delisting price is determined as the price at which the maximum number of shares are tendered by the public shareholders.  The promoter is free, under the prescribed delisting process, to accept or reject such price.  In the event that the price is accepted by the promoters, the acquisition of the shares is completed in the manner as set out in the Delisting Regulations.  Therefore, under the Delisting Regulations, the delisting price is determined by a majority of the public shareholders and, accordingly, there is no requirement for the Company or the directors to seek any advice as to the “fairness” of the price.

To explain to the Patni shareholders that the Independent Directors did not request that PW & Co. advise the Independent Directors as to a “fair” price or range of prices for the Patni shares, the following new paragraph is provided in Amendment No. 1 to the Schedule 14D-9 in the section captioned “Independent Non-Interested Directors’ Determination on the Delisting Proposal” at page 8 of the Schedule 14D-9.

“In addition, the independent non-interested directors (the “Independent Directors”) did not request PW & Co. to evaluate what a “fair” price or range of prices were for Patni’s common stock because the pricing mechanism, under the Delisting Regulations, is determined by the bidding of the Patni shareholders through the price discovery method.  The Independent Directors understood that the price discovery method was itself designed to establish a “fair price” and, accordingly, it was not necessary for the Company or the directors to seek advice as to the “fairness” of the price.”

With respect to the fairness of the Discovered Price, the Schedule 14D-9 at pages 9 and 10 sets forth the reasons why the Independent Directors believe that the Discovered Price is substantively “fair” to the Patni unaffiliated shareholders.  The fact that the unaffiliated shareholders established the Discovered Price is but one of the reasons why the Independent Directors determined that the Discovered Price was substantively fair to the unaffiliated shareholders.  The reason why the Independent Directors believed this fact to be an important factor in their determination is because the price discovery method as set forth in the Delisting Regulations is designed to establish a “fair price.”  As discussed in greater detail in the Schedule TO, the Delisting Regulations require that a number of steps be taken before the Delisting Offer is made and the Shares are purchased in the Delisting Offer, all designed to protect the unaffiliated shareholders.  First, the board, or in Patni’s case the Independent Directors, must determine that a delisting proposal is in the best interests of the Company and its stakeholders.  Second, if the board concludes that the Delisting Proposal is in the best interests of the Company and its stakeholders, it must submit the proposal for shareholder consideration.  The shareholder vote required to approve the Delisting Proposal includes both a three-fourths vote of all shares voted on the proposal, plus a requirement that the Delisting Proposal can only be acted upon if the votes cast by the “public shareholders” (a defined term under the Delisting Regulations that excludes iGate and its affiliates) in favor of the proposal is at least two times the number of votes cast by the public shareholders against the proposal.  (As the Schedule 14D-9 indicates at page 6, the necessary shareholder approval of the Delisting Proposal was received on January 10, 2012.)  Third, the Delisting Offer that is made to the shareholders contains the price discovery mechanism, which allows the shareholders to submit the price at which each shareholder is willing to sell its shares to the bidder.  The ultimate “Discovered Price” is the price at which the largest number of shares are tendered, which in the iGate tender offer was Rs. 520 per share.  The Independent Directors believe that the steps provided for in the Delisting Regulations support the Independent Directors’ determination to include the price discovery mechanism as one of the reasons why the Discovered Price is fair to the unaffiliated shareholders.

9.             The factors set forth in Instruction 2 to Item 1014 are typically considered relevant in assessing the fairness of a transaction to unaffiliated security holders.  To the extent that any one of those factors was not considered or was considered but not deemed relevant in the context of this offer, this fact may be important for shareholders to understand as part of the filers’ fairness discussion.  Please describe how Patni considered the Instruction 2 factors.  If a factor(s) was not considered in the context of this transaction or was considered but not deemed relevant, please explain why in the disclosure document.

Response:

The Independent Directors respectfully submit that the disclosure contained on pages 5 to 10 of the Schedule 14D-9 explains the factors considered by them that formed the basis of their position as to the procedural fairness of the Delisting Proposal and the substantive fairness of the Delisting Offer and the Discovered Price.  Because of the specific procedures mandated by the Delisting Regulations and Indian practice with respect to delisting offers made under the Delisting Regulations, the Independent Directors did not believe that a review of any factors other than those already presented in the Schedule TO was necessary in order to support their fairness determination.  Accordingly, the Independent Directors did not consider the factors listed in Instruction 2 to Item 1014 of Regulation MA.  The Independent Directors note, however, that the Discovered Price of Rs. 520 per share is a 45.7% premium over the floor price for the Delisting Offer of Rs. 356.74 per share that was disclosed in the Offer.  The floor price is a price based upon the recent closing prices of the subject security.  Specifically, the floor price of the Delisting Offer was calculated based on the higher of the average of the weekly high and low of the closing prices of the shares of Patni during (a) the 26 weeks and (b) the two weeks, in each case, preceding the date on which the stock exchanges were notified of the Patni board meeting at which the Delisting Proposal was considered.  Based upon this formula, the floor price was determined to be Rs. 356.74.  In addition, the Discovered Price of Rs. 520 per share is a 43.8% premium over the closing price of the ADSs on November 9, 2011, the trading day immediately prior to the date the Promoters delivered to the Patni Board the Delisting Proposal Notice of the Patni ADSs on the NYSE, a 45% premium over the closing price of the Patni shares on the Bombay Stock Exchange and a 44.7% premium over the closing price of the Patni shares on the National Stock Exchange of India Limited.  The following table illustrates the premium percentage over the 30-60-90-trading day volume weighted average price of the Patni shares on the Bombay Stock Exchange:

30 trading day volume weighted average price prior to November 10, 2011	65.0%
60 trading day volume weighted average price prior to November 10, 2011	74.4%
90 trading day volume weighted average price prior to November 10, 2011	68.6%

In addition, the Discovered Price is a 90.5% premium over the net book value of the Patni Common Stock as of December 31, 2011.

The Independent Directors also would like to advise the Staff that the Discovered Price of Rs. 520 per share is greater than the price per share of Rs. 503.5 that the Promoters paid in January 2011 to acquire their majority stake in Patni.

As noted above in Patni’s response to Comment No. 3, the premium information described above is included in Amendment No. 1 to the Schedule 14D-9 that will be disseminated to shareholders and ADS holders.

10.          Please describe the position of Patni on the fairness of the transaction as a whole, rather than on the price being offered only.  See Item 1014(a) of Regulation M-A.  The fairness determination should be addressed to unaffiliated shareholders.  Please revise.

Response:

Please see the proposed revisions to the Schedule 14D-9 set forth in response to Comment No. 3 above.

11.          As part of the fairness determination, you note that Patni shareholders who do not wish to participate in the offer can continue to hold shares in the Company and participate in its future.  Here or in an appropriate section of the disclosure documents, describe the rights of remaining holders after the Subsequent Offering Period is completed.  What will their rights vis-à-vis the corporate governance of Patni going forward?

Response:

Patni advises the Staff that the following disclosure is provided in Amendment No. 1 to the Schedule 14D-9:

Under the caption “Recommendation of the Independent Directors of Patni to Tender” at page 11 of the Schedule 14D-9, the following additional paragraph is added:

“At the completion of the Subsequent Offering Period, all remaining unaffiliated shareholders can continue to hold shares of Patni Common Stock and participate in the future of the Company.  Such shareholders will have the same rights and privileges under the Company’s Articles of Association and Bylaws as they had prior to the commencement of the Delisting Offer.  Unaffiliated shareholders should be aware, however, that the Shares and ADSs will no longer trade on any stock exchange and that, because iGate and the Promoters will own over 90% of the outstanding shares of Common Stock, they will be able to control the outcome of all actions requiring shareholder approval, including the election of directors, the adoption or amendment of provisions in Patni’s Articles and Bylaws and the approval of all significant Company transactions.  Depending upon the matters being presented to shareholders, the interests of the principal shareholders may not be aligned with the interests of the other shareholders and the principal shareholders may propose and/or support proposals or actions that the other shareholders may disagree with and which may not be consistent with the other shareholders’ objectives.  Finally, unaffiliated shareholders should be aware that the concentration of voting power in the principal shareholders makes it unlikely that any other shareholder will be able to affect the Company’s management or its strategic direction.”

*     *     *     *     *

Attached hereto as Annex A is the written acknowledgement requested by the Staff from Patni.

We appreciate the Staff’s prompt review of the Schedule 14D-9.  If you have any questions regarding the Company’s responses to the Staff’s comments, please feel free to contact me at 202-637-5625 or my partner, Marcia Wiss, at 202-637-5429.

Sincerely,

/s/ Joseph G. Connolly, Jr.
Joseph G. Connolly, Jr.

Attachment

cc:           Mukund Srinath

Patni Computer Systems Limited

Annex A

June 22, 2012

VIA EDGAR

Ms. Christina Chalk, Esq.

Senior Special Counsel

Office of Mergers & Acquisitions

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-0303

Re:                             Patni Computer Systems Limited (“Patni” or the “Company”)

Schedule 14D-9

Filed: May 30, 2012

Dear Ms. Chalk:

In connection with the response letter submitted on our behalf by our counsel Hogan Lovells US LLP to the Staff’s letter of comment dated June 11, 2012, Patni hereby acknowledges that:

•                                          the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                                          Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                                          the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Arun Kanakal
Arun Kanakal
Company Secretary